Exhibit (a)(10)




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                                                        PRESS RELEASE
                                                        FOR IMMEDIATE RELEASE



MP Acquisition Co., LLC
1640 School Street, Suite 100
Moraga, California 94556
Telephone: 925-631-9100

August 1, 2002


               MP Acquisition Co., LLC (the "Purchaser") has amended its tender offer to purchase shares of the Common Stock, Par Value $.01 (the "Shares") of ASSISTED LIVING CONCEPTS, INC. The Purchase Price has been reduced from $3.25 per Share to $3.10 per Share. The total maximum number of Shares subject to the Offer has been increased to 500,000 Shares. The Expiration Date has been extended to August 15, 2002, as of which date the Offer will terminate unless it is further extended. A total of 460,850 Shares have been tendered to Purchaser to date and have not been withdrawn.

             For further information, contact Christine Simpson at the above telephone number.